Front page Financial Data Supplement Q4 2017 Based on Q1 2018 Segmental Reporting and Financial Statements Structure 19 April 2018 Exhibit 99.4

Agenda This Financial Data Supplement (FDS) contains an adjusted presentation of the Bank’s 2016 and 2017 financial results. It covers below mentioned key changes to the Group’s segmental reporting as well as changes relating to specific line items of the Bank’s Financial Statements presentation following the implementation of IFRS 9. Corporate & Investment Bank (CIB) The definition of CIB’s ‘Sales & Trading (FIC)’ revenue category has been updated to improve alignment with peer reporting and enable more relevant comparisons. As a result, the category ‘Financing’ ceased to exist and the majority of revenues previously reported under that category, for the year 2017 more than 95%, has been moved into the ‘Sales & Trading (FIC)’ category and the remainder into “Other”. The presentation of comparison periods has been adjusted accordingly. Corporate & Other (C&O) Infrastructure expenses relating to shareholder activities as defined in the OECD Transfer Pricing Guidelines, e.g. costs for specific Group functions, are no longer allocated to segments, but instead held centrally and reported under ‘Corporate & Other (C&O)’, formerly ‘Consolidation & Adjustments (C&A)’. For 2017 these respective expenses amounted to approximately EUR 370 million. The presentation of comparison periods has been adjusted accordingly. All items previously reported under C&A, including valuation and timing differences as well as treasury-related and corporate items not allocated to the divisions, remain in C&O. These changes and a number of smaller changes as part of the normal course of business will be reflected from and including the first quarter of 2018. The transition rules of IFRS 9 do not require a retrospective application to prior periods, accordingly the initial adoption effect is reflected in the opening balance of Shareholders’ equity for the financial year 2018. Q4 2017 Financial Data Supplement Q1 2018 Segmental Reporting and Financial Statements Structure

Agenda Due to rounding, numbers presented throughout this document may not sum precisely to the totals we provide and percentages may not precisely reflect the absolute figures. All segment figures reflect segment composition as of 31 March 2018. Q4 2017 Financial Data Supplement

Financial summary FinSum For footnotes please refer to page 23.

Consolidated Statement of Income Consolidated Statement of Income For footnotes please refer to page 23.

Net revenues - Segment view Net Revenues For footnotes please refer to page 23. 10

Corporate & Investment Bank Corporate & Investment Bank For footnotes please refer to page 23.

Private & Commercial Bank Private and Commercial Bank For footnotes please refer to page 23. .

Asset Management Asset Management For footnotes please refer to page 23.

Non-Core Operations Unit Non Core Ops The Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division of the Group from 2017 onwards. The remaining legacy assets are now managed by the corresponding operating segments, predominately CIB and PCB. As historical data has not been restated, the 2016 results are still shown separately on this page. For footnotes please refer to page 23.

Corporate & Other C&A Historical financial information restated to reflect the alignment of certain parts of our technology and other overhead functions to its business divisions. For purposes of the 2017 average shareholders’ equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Corporate & Other (C&O) as Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division from 2017 onwards. For footnotes please refer to page 23.

Credit risk Credit Risk For footnotes please refer to page 23. 22

CRR/CRD 4 Regulatory capital Capital and Market Risk For footnotes please refer to page 23.

Consolidated Balance Sheet - Assets Assets

Consolidated Balance Sheet - Liabilities and total equity Liabilities For footnotes please refer to page 23.

CRR/CRD 4 Leverage ratio measures Leverage 1, 3 For footnotes please refer to page 23.

Non-GAAP financial measures (1/4) NGFM 1 For footnotes please refer to page 23.

Non-GAAP financial measures (2/4) NGFM 2 For footnotes please refer to page 23.

Non-GAAP financial measures (3/4) NGFM 3 For footnotes please refer to page 23.

Non-GAAP financial measures (4/4) NGFM 4 For footnotes please refer to page 23.

Definition of certain financial measures (1/3)   Non-GAAP Financial Measures This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. Return on Equity Ratios The Group reports a post tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure. The post-tax returns on average shareholders’ equity and average tangible shareholders' equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively. Net income (loss) attributable to Deutsche Bank shareholders is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate which was (72)% for the 4th quarter 2017 and 22 % for the prior year’s comparative period. The tax rate was 160 % for the year ended December 31, 2017 and (67)% for the prior year’s comparative period. For the segments, the applied tax rate was 33 % for all quarters in 2017 and 35 % for all reported periods in 2015 and 2016. At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis. The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations. Allocation of Average Shareholders’ Equity Starting 2017, the Group has refined its capital allocation methodology. Shareholders’ equity is now fully allocated to the Group’s segments based on the regulatory capital demand of each segment and is no longer capped at the amount of shareholders’ equity required to meet the externally communicated targets for the Group’s Common Equity Tier 1 ratio and the Group’s Leverage ratio. Regulatory capital demand reflects the combined contribution of each segment to the Groups’ Common Equity Tier 1 ratio, the Groups’ Leverage ratio and the Group’s Capital Loss under Stress. Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group. Contributions to the Common Equity Tier 1 ratio and the Leverage ratio are measured through Risk Weighted Assets (RWA) and Leverage Ratio Exposure (LRE) assuming full implementation of CRR/CRD 4 rules. The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill and other intangibles continue to be directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns. Shareholders’ equity and tangible shareholders’ equity is allocated on a monthly basis and averaged across quarters and for the full year. All reported periods in 2015 and 2016 have been restated. Segment average shareholders' equity in December 2015 represents the spot values for the period end. The difference between the spot values of the segments and the average Group amount is captured in C&O.

Definition of certain financial measures (2/3) We also set forth in this and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4. With respect to risk-weighting, we assumed until third quarter 2017 in our CRR/CRD 4 “fully loaded” methodology for a limited subset of equity positions that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions by end of 2017. Since the fourth quarter 2017 we have not applied this grandfathering rule anymore, but instead applied a risk weight between 190 % and 370 % determined based on Article 155 CRR under the CRR/CRD 4 fully loaded rules to all our equity positions. Consequently, in this regard, there are no transitional arrangements any longer considered in our fully loaded RWA numbers for December 31, 2017. Only for the comparative periods these transitional rules within the risk weighting were still applicable Such fully loaded metrics are described in (i) “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 136 to 152 of our Annual Report 2016 and “Supplementary Information: Non-GAAP Financial Measures: Fully Loaded CRR/CRD 4 Measures” on pages 471 to 472 of our Annual Report 2016 and in (ii) the subsections “Management Report: Risk Report: Risk and Capital Performance: Regulatory Capital”, “Management Report: Risk Report: Leverage Ratio” and “Other Information (unaudited): Fully loaded CRR/CRD 4 Measures” of our our Q1, Q2 and Q3 Interim Reports. Such sections also provide reconciliation to the respective CRR/CRD 4 transitional or IFRS values. As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors. Allocation of Average Shareholders’ Equity (cont’d) For purposes of the 2017 average shareholders’ equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Corporate & Other (C&O) as Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division from 2017 onwards. Adjusted Costs Adjusted costs is one of the key performance indicators outlined in our strategy. It is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting from noninterest expenses under IFRS (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severances. Policyholder benefits and claims arose from the Abbey Life Assurance business which was sold in late 2016 and so will not occur in future periods. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses. Fully loaded CRR/CRD 4 Measures Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under CRR/CRD4. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate e.g. to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100%.

Definition of certain financial measures (3/3) Book Value and Tangible Book Value per Basic Share Outstanding Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding. Cost ratios Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Compensation ratio: Compensation and benefits as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Noncompensation ratio: Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Other key ratios Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income (loss) excluding noncontrolling interests, divided by the weighted-average number of diluted shares outstanding. Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts. Other key ratios (cont’d) Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end). Tangible book value per basic share outstanding: Tangible book value per basic share outstanding is defined as shareholders’ equity less goodwill and other intangible assets, divided by the number of basic shares outstanding (both at period-end). Tier 1 capital ratio: Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk. Common Equity Tier 1 capital ratio: Common Equity Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk. Fully loaded CRR/CRD4 Leverage Ratio: Tier 1 capital (CRR/CRD4 fully loaded), as a percentage of the CRR/CRD4 leverage ratio exposure measure (fully loaded). Phase-in CRR/CRD4 Leverage Ratio: Tier 1 capital (CRR/CRD4 phase-in), as a percentage of the phase-in CRR/CRD4 leverage ratio exposure measure (phase-in).

Footnotes

1. We calculate our leverage ratio exposure on a fully loaded basis in accordance with Article 429 of the CRR as per Delegated Regulation (EU) 2015/62 of October 10, 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013.
2. Definitions of ratios are provided on pages 20, 21 and 22 of this document.
3. At period end.
4. Regulatory capital amounts, risk weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.
5. The reconciliation of adjusted costs is provided on page 19 of this document.
6. The reconciliation of average tangible shareholders' equity is provided on page 16-18 of this document.
7. The number of average basic and diluted shares outstanding has been adjusted for all periods before April 2017 in order to reflect the effect of the bonus component of subscription rights issues in April 2017 in connection with the capital increase.
8. Earnings were adjusted by € 298 million, € 276 million and € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2017, April 2016 and April 2015, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.
   Diluted Earnings per Common Share include the numerator effect of assumed conversions. In case of a net loss potentially dilutive shares are not considered for the earnings per share calculation, because to do so would decrease the net loss per share.
9. Source for share price information: Bloomberg, based on XETRA; high and low based on intraday prices. To reflect the capital increase in 2017, the historical share prices up to and including March 20, 2017 (last trading day cum rights) have been adjusted with retroactive effect by multiplication with the correcting factor of 0.8925 (R-Factor).
10. Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues.
11. Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis).
12. Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances (except for Central Liquidity Reserves, Shorts Coverage, Liquidity Portfolio and Repack reallocations from CIB to PCB and NCOU, regarding assets consumed by other segments but managed by CIB).
13. Contains Group-neutral reallocation of Central Liquidity Reserves to business divisions, majority re-allocated from CIB to PCB.
14. Assets under Management include assets held on behalf of customers for investment purposes and/or assets that are managed by DB. They are managed on a discretionary or advisory basis or are deposited with DB.
15. Annualized management fees divided by average Assets under Management.
16. Includes provision for loan losses and provision for off-balance sheet positions.
17. Impaired loan coverage ratio: balance of the allowance for loan losses as a percentage of impaired loans (both at period end).
18. Excluding actuarial gains (losses) related to defined benefit plans, net of tax.
19. Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
20. Based on Net income (loss) attributable to Deutsche Bank shareholders (Post-tax), definitions of ratios are provided on page 20, 21 and 22 of this document.
21. New positions due to IFRS 9 implementation.
22. Starting Q1 2018 the structure of the credit risk page will change due to IFRS 9 implementation.

Deutsche Bank
Q4 2017 Financial Data Supplement
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